ZEN Graphene Solutions Announces

Submission of Nasdaq Listing Application

Guelph, ON - October 13, 2021, ZEN Graphene Solutions Ltd. ("ZEN" or the "Company") (TSX-V:ZEN and OTC:ZENYF), a Canadian, nanotechnology company focused on next-gen healthcare solutions, announces that it has submitted an application to list its common stock on The Nasdaq Capital Market®("Nasdaq") and that it has retained Donohoe Advisory Associates LLC to assist with the listing process. The listing of the Company's common shares on the Nasdaq remains subject to the approval by Nasdaq and the satisfaction of all applicable listing and regulatory requirements.

"This submission marks an important step as we continue to generate additional interest and awareness in the U.S. investment community. We anticipate that a Nasdaq listing will improve liquidity, increase corporate visibility and enhance shareholder value. As an IP development company focused on technologies that improve health and enhance safety, we look forward to joining the ranks of other global life sciences and technology companies listed in the U.S.," commented Greg Fenton, CEO.

About ZEN Graphene Solutions Ltd.

ZEN is a nanotechnology company developing and commercializing next-gen healthcare solutions in the areas of prevention, detection and treatment. ZEN is currently focused on commercializing ZENGuardTM, a patent-pending coating with 99% antimicrobial activity, including against COVID-19, and the potential to use similar compounds as pharmaceutical products against infectious diseases. The Company also has an exclusive agreement to be the global commercializing partner for a newly developed, highly scalable, aptamer-based rapid pathogen detection technology.

For further information:

Matt Blazei

Tel: (212) 655-0924

Email: mattb@coreir.com

To find out more about ZEN Graphene Solutions Ltd., please visit our website at www.ZENGraphene.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at www.sedar.ca.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although ZEN believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. ZEN disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.